[letterhead of K & L Gates LLP]

December 15, 2009

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Embarcadero Funds, Inc. (File No. 811-09116)

Definitive Proxy Statement

Dear Sir or Madam:

On behalf of the Embarcadero Funds, Inc. (the “Company”), and the Small-Cap Growth Fund and All-Cap Growth Fund, series of the Company (the “Funds”), transmitted herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 is a definitive proxy statement (the “Proxy Statement”) to be used in connection with the Special Meeting of Shareholders of the Funds to be held on January 28, 2010 (the “Meeting”).  The Proxy Statement consists of a Letter to Shareholders, a Notice of Special Meeting of Shareholders, the Proxy Statement and form of proxy.  The Proxy Statement has been revised to respond to comments received on the preliminary Proxy Statement filed on November 19, 2009.

The Meeting will be held to consider new advisory agreements for each Fund and to transact any other business that may properly come before the Meeting.  Definitive proxy materials are expected to be mailed to shareholders on or about December 16, 2009.

If you have any questions regarding the foregoing, please contact me at (415) 249-1070 or Kurt J. Decko at (415) 249-1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow